UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2005



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO


Date:  December 12, 2005

In the District Court of Tel Aviv - Jaffa

NOTICE OF COURT'S DECISION WITH RESPECT TO THE APPLICATION FOR APPROVAL OF A PLAN PURSUANT TO SECTION 350 OF THE ISRAELI COMPANIES LAW, 5759 - 1999

BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD. (the "COMPANY")

Private company number: 51-224430-2

15 Hamelacha St. Rosh Haayin

By its representative

Fischer Behar Chen & Co Advocates

3 Daniel Frisch St, Tel Aviv 64731

Tel: 03-6944111 Fax: 03-6091116

We hereby provide notice that, on December 7, 2005, the District Court of Tel Aviv- Jaffa (the "COURT") issued its decision with respect to the Application for the Approval of a Plan of Arrangement which was filed with the Court by the Company with respect to Case No.1985/05 (Civil Application No. 25887/05). In its decision, the Court, pursuant to Section 350 of the Israeli Company's law, 5799
- 1999, approved the plan among the Company, the holders of the Company's Senior Subordinated Discount Notes, Series B, due 2007, which notes the Company had issued in the United States, Bank Hapoalim B.M, Israel Discount Bank Ltd., the Company's shareholders and certain investors.

A copy of the Court's decision will be made available free of charge to any interested party upon receipt of a written request to the Company.